Exhibit 107

Calculation of Filing Fee Tables

Form F-3

(Form Type)

Jiuzi Holdings Inc.

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price (3)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Ordinary Shares, par value US$0.001 per share	457(o)	—	—	$200,000,000	$92.70 per million	$18,540
Fees to Be Paid	Equity	Share Purchase Contracts (4)	457(o)	—	—	—	—	—
Fees to Be Paid	Equity	Share Purchase Units (4)	457(o)	—	—	—	—	—
Fees to Be Paid	Debt	Convertible Debt Securities (5)	457(o)	—	—	—	—	—
Fees to Be Paid	Equity	Warrants (6)	457(o)	—	—	—	—	—
Fees to Be Paid	Equity	Rights (7)	457(o)	—	—	—	—	—
Fees to Be Paid	Equity	Units (8)	457(o)	—	—	—	—	—
Fees to Be Paid	Unallocated (Universal Shelf)	Unallocated (Universal Shelf) (3)	457(o)	—	—	$200,000,000.00	$92.70 per million	$18,540.00
	Total Offering Amounts							$200,000,000.00
	Total Fees Previously Paid							$0
	Net Fee Due							$18,540.00

(1)	An indeterminate number of the securities are being registered hereunder such of each identified class being registered as may be sold by the registrant in primary offerings from time to time at indeterminate prices, with the maximum aggregate public offering price not to exceed $200,000,000.00. This includes such indeterminate number of securities of the registrant as may be issued upon exercise, conversion or exchange of these securities. Separate consideration may or may not be received for securities that are issuable upon exercise, conversion or exchange of other securities. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the common shares being registered hereunder include such indeterminate number of common shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the ordinary shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. In no event will the aggregate offering price of all securities sold by the registrant from time to time pursuant to this registration statement exceed $200,000,000.

(4)	Share purchase contracts to purchase ordinary shares or other securities registered hereunder. Share purchase contracts may be issued separately or as share purchase units. Share purchase units may consist of a share purchase contract and debt securities, warrants, other securities registered hereunder or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the share purchase contracts.

(5)	May include senior or subordinated debt.

(6)	Warrants may entitle the holder to purchase our ordinary shares, debt securities or any combination thereof. Warrants may be issued independently or together with ordinary shares, and the warrants may be attached to or separate from such securities.

(7)	Rights evidencing the right to purchase ordinary shares, or debt securities.

(8)	Each unit may consist of one or more of the other securities described in this prospectus in any combination.

1.	Ordinary Shares

2.	Share Purchase Contracts

3.	Share Purchase Units

4.	Warrants

5.	Debt Securities

6.	Convertible Debt Securities

7.	Rights